N E W S R E L E A S E

December 24, 2009

Bisha Construction Milestone – Mills Delivery

Highlights

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Milestone event – mills and crushers arrive at site

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Bisha construction on track for late 2010 operations

Nevsun Resources Ltd. (NSU-TSX/AMEX) is please to announce a major milestone on its Bisha project construction with the delivery to site of major equipment.  In the past week both the SAG mill and the Ball Mill and the primary crusher have arrived at the Bisha mine site. Installation of the mills and crusher will commence in the New Year. Pictures of construction progress can be found on our Nevsun web site at http://www.nevsun.com/properties/photo_gallery/

The installation of the mills forms the critical path activity and their timely arrival maintains the development timeline.  The Project continues on track to be in operation in late 2010.

The Bisha project is a high grade gold/copper/zinc VMS deposit that was discovered in 2003, brought to feasibility in late 2006 and began its official development stage at the start of 2009. The project has the strong support of the government of Eritrea who has a 40% ownership stake in the project company.

Nevsun looks forward to a very productive year in 2010.

Forward Looking Statements: The above contains forward-looking statements concerning the construction progress and the support of the Eritrean government.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-14.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com